Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited)

1	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	June 30,	December 31,
As at (in millions of Canadian dollars)	2022	2021

ASSETS
Current assets
Cash and cash equivalents	$338	$131
Accounts receivable and other current assets (Note 5)	1,657	1,511
Prepaid expenses	96	116
Inventories	533	478
Regulatory assets (Note 6)	559	492
Total current assets	3,183	2,728
Other assets	1,076	955
Regulatory assets (Note 6)	3,277	3,097
Property, plant and equipment, net	39,113	37,816
Intangible assets, net	1,394	1,343
Goodwill	11,911	11,720
Total assets	$59,954	$57,659

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$413	$247
Accounts payable and other current liabilities	2,347	2,570
Regulatory liabilities (Note 6)	484	357
Current installments of long-term debt (Note 7)	1,743	1,628
Total current liabilities	4,987	4,802
Regulatory liabilities (Note 6)	3,048	2,865
Deferred income taxes	3,805	3,627
Long-term debt (Note 7)	24,557	23,707
Finance leases	333	333
Other liabilities	1,364	1,409
Total liabilities	38,094	36,743
Commitments and contingencies (Note 13)
Equity
Common shares (1)	14,465	14,237
Preference shares	1,623	1,623
Additional paid-in capital	8	10
Accumulated other comprehensive income (loss)	235	(40)
Retained earnings	3,837	3,458
Shareholders' equity	20,168	19,288
Non-controlling interests	1,692	1,628
Total equity	21,860	20,916
Total liabilities and equity	$59,954	$57,659
(1)    No par value. Unlimited authorized shares. 478.7 million and 474.8 million issued and outstanding as at June 30, 2022 and December 31, 2021, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenue	$2,487	$2,130	$5,322	$4,669

Expenses
Energy supply costs	797	593	1,880	1,442
Operating expenses	659	611	1,328	1,261
Depreciation and amortization	417	369	824	741
Total expenses	1,873	1,573	4,032	3,444
Operating income	614	557	1,290	1,225
Other income, net (Note 9)	35	42	77	92
Finance charges	266	255	524	507
Earnings before income tax expense	383	344	843	810
Income tax expense	53	48	120	118
Net earnings	$330	$296	$723	$692

Net earnings attributable to:
Non-controlling interests	$30	$27	$57	$52
Preference equity shareholders	16	16	32	32
Common equity shareholders	284	253	634	608
	$330	$296	$723	$692

Earnings per common share (Note 10)
Basic	$0.59	$0.54	$1.33	$1.30
Diluted	$0.59	$0.54	$1.33	$1.30

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2022	2021	2022	2021

Net earnings	$330	$296	$723	$692

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	448	(188)	287	(377)
Other (2)	4	2	24	4
	452	(186)	311	(373)
Comprehensive income	$782	$110	$1,034	$319

Comprehensive income attributable to:
Non-controlling interests	$79	$7	$93	$12
Preference equity shareholders	16	16	32	32
Common equity shareholders	687	87	909	275
	$782	$110	$1,034	$319
(1)Net of hedging activities and income tax recovery of $4 million and $3 million for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - income tax expense of $2 million and $4 million, respectively).
(2)Net of income tax expense of $2 million and $10 million for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $1 million)
See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended June 30 (in millions of Canadian dollars)	2022	2021	2022	2021

Operating activities
Net earnings	$330	$296	$723	$692
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	366	322	722	646
Amortization - intangible assets	36	34	71	68
Amortization - other	15	13	31	27
Deferred income tax expense	32	19	55	65
Equity component, allowance for funds used during construction (Note 9)	(18)	(17)	(35)	(39)
Other	38	33	68	67
Change in working capital (Note 11)	(40)	40	(63)	(47)
Cash from operating activities	759	740	1,572	1,479

Investing activities
Additions to property, plant and equipment	(827)	(751)	(1,693)	(1,515)
Additions to intangible assets	(58)	(39)	(107)	(79)
Contributions in aid of construction	22	20	61	34
Other	(55)	(50)	(95)	(98)
Cash used in investing activities	(918)	(820)	(1,834)	(1,658)

Financing activities
Proceeds from long-term debt, net of issuance costs	816	1,032	1,645	1,126
Repayments of long-term debt and finance leases	(609)	(116)	(836)	(122)
Borrowings under committed credit facilities	1,562	1,001	2,986	2,268
Repayments under committed credit facilities	(1,552)	(1,417)	(3,152)	(2,572)
Net change in short-term borrowings	82	38	158	144
Issue of common shares, net of costs and dividends reinvested	18	9	40	44
Dividends
Common shares, net of dividends reinvested	(164)	(150)	(324)	(297)
Preference shares	(16)	(16)	(32)	(32)
Subsidiary dividends paid to non-controlling interests	(11)	(10)	(31)	(28)
Other	(2)	(14)	7	(5)
Cash from financing activities	124	357	461	526
Effect of exchange rate changes on cash and cash equivalents	8	5	8	3
Change in cash and cash equivalents	(27)	282	207	350
Cash and cash equivalents, beginning of period	365	317	131	249
Cash and cash equivalents, end of period	$338	$599	$338	$599

Supplementary Cash Flow Information (Note 11)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the three months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at March 31, 2022	476.9	$14,354	$1,623	$8	$(168)	$3,553	$1,624	$20,994
Net earnings	—	—	—	—	—	300	30	330
Other comprehensive income	—	—	—	—	403	—	49	452
Common shares issued	1.8	111	—	(1)	—	—	—	110
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(11)	(11)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	—	1
As at June 30, 2022	478.7	$14,465	$1,623	$8	$235	$3,837	$1,692	$21,860

As at March 31, 2021	469.4	$13,944	$1,623	$10	$(133)	$3,328	$1,574	$20,346
Net earnings	—	—	—	—	—	269	27	296
Other comprehensive loss	—	—	—	—	(166)	—	(20)	(186)
Common shares issued	1.8	96	—	—	—	—	—	96
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(10)	(10)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	(2)	—	—	(2)	(4)
As at June 30, 2021	471.2	$14,040	$1,623	$8	$(299)	$3,581	$1,569	$20,522

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the six months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2021	474.8	$14,237	$1,623	$10	$(40)	$3,458	$1,628	$20,916
Net earnings	—	—	—	—	—	666	57	723
Other comprehensive income	—	—	—	—	275	—	36	311
Common shares issued	3.9	228	—	(2)	—	—	—	226
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(31)	(31)
Dividends declared on common shares ($0.535 per share)	—	—	—	—	—	(255)	—	(255)
Dividends on preference shares	—	—	—	—	—	(32)	—	(32)
Other	—	—	—	—	—	—	2	2
As at June 30, 2022	478.7	$14,465	$1,623	$8	$235	$3,837	$1,692	$21,860

As at December 31, 2020	466.8	$13,819	$1,623	$11	$34	$3,210	$1,587	$20,284
Net earnings	—	—	—	—	—	640	52	692
Other comprehensive loss	—	—	—	—	(333)	—	(40)	(373)
Common shares issued	4.4	221	—	(2)	—	—	—	219
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(28)	(28)
Dividends declared on common shares ($0.505 per share)	—	—	—	—	—	(237)	—	(237)
Dividends on preference shares	—	—	—	—	—	(32)	—	(32)
Other	—	—	—	(1)	—	—	(2)	(3)
As at June 30, 2021	471.2	$14,040	$1,623	$8	$(299)	$3,581	$1,569	$20,522

See accompanying Notes to Condensed Consolidated Interim Financial Statements

6	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing, changes in foreign exchange rates and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC ("ITC Midwest") and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and non-regulated holding company expenses.

2. REGULATORY DEVELOPMENTS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2021 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2022 follows.

ITC
ITC Midwest Capital Structure Complaint: In May 2022, the Iowa Coalition for Affordable Transmission, including Interstate Power and Light Company, a subsidiary of Alliant Energy Corporation, filed a complaint with the Federal Energy Regulatory Commission ("FERC") under Section 206 of the Federal Power Act requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. The complaint alleges that ITC Midwest does not meet FERC's three-part test for authorizing the use of the utility's actual capital structure for rate-making purposes. ITC Midwest filed a response to the complaint in June 2022. As at June 30, 2022, ITC Midwest has not recorded a regulatory liability related to the complaint. The timing and outcome of this proceeding is unknown.

UNS Energy
TEP General Rate Application: In June 2022, TEP filed a general rate application with the Arizona Corporation Commission requesting new rates effective September 1, 2023 using a December 31, 2021 test year. The application reflects an allowed rate of return on common equity ("ROE") of 10.25%, an equity component of capital structure of 54%, and rate base of US$3.6 billion. The application also includes a US$136 million net increase in non-fuel and fuel-related revenue, as well as proposals to eliminate certain adjustor mechanisms, and modify an existing adjustor to provide more timely recovery of clean energy investments. The timing and outcome of this proceeding is unknown.

7	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
2. REGULATORY DEVELOPMENTS (cont'd)

FERC Rate Case: In March 2022, FERC approved the settlement agreement for formula transmission rates at TEP, including an ROE of 9.79%.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: The British Columbia Utilities Commission ("BCUC") has initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed evidence with the BCUC in the first quarter of 2022 and the proceeding remains ongoing. The timing and outcome of this proceeding, including the effective date of any change in the cost of capital in 2023, remain unknown.

FortisAlberta
2023 GCOC Proceeding: In March 2022, the Alberta Utilities Commission ("AUC") issued a decision extending the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2023.

2023 Cost of Service ("COS") Application: FortisAlberta filed its 2023 COS application in 2021 and the proceeding remains ongoing. A decision from the AUC is expected in the third quarter of 2022.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2021 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2021 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2022 and 2021.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $7 million and $20 million for the three and six months ended June 30, 2022, respectively (three and six months ended June 30, 2021 - $7 million and $15 million, respectively) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at June 30, 2022, accounts receivable included approximately $11 million due from Belize Electricity (December 31, 2021 - $22 million).

8	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
4. SEGMENTED INFORMATION (cont'd)

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures and seasonal working capital requirements. As at June 30, 2022, inter-segment loans of $129 million were outstanding (December 31, 2021 - $126 million). Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2022 and 2021.

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Quarter ended June 30, 2022
Revenue	468	648	281	396	169	108	384	2,454	33	—	—	2,487
Energy supply costs	—	272	101	181	—	18	224	796	1	—	—	797
Operating expenses	120	167	143	88	42	33	52	645	8	6	—	659
Depreciation and amortization	94	92	26	75	61	17	47	412	4	1	—	417
Operating income	254	117	11	52	66	40	61	601	20	(7)	—	614
Other income, net	10	3	15	5	—	1	1	35	—	—	—	35
Finance charges	83	30	13	35	28	19	19	227	—	39	—	266
Income tax expense	41	13	3	5	3	3	6	74	1	(22)	—	53
Net earnings	140	77	10	17	35	19	37	335	19	(24)	—	330
Non-controlling interests	26	—	—	—	—	—	4	30	—	—	—	30
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	114	77	10	17	35	19	33	305	19	(40)	—	284

Additions to property, plant and equipment and intangible assets	272	159	65	134	119	30	100	879	6	—	—	885

As at June 30, 2022
Goodwill	7,900	1,779	581	913	228	235	248	11,884	27	—	—	11,911
Total assets	21,993	11,796	4,587	8,272	5,328	2,565	4,487	59,028	776	300	(150)	59,954

Quarter ended June 30, 2021
Revenue	418	556	207	317	162	108	353	2,121	9	—	—	2,130
Energy supply costs	—	204	59	108	—	22	199	592	1	—	—	593
Operating expenses	115	153	116	88	39	33	48	592	9	10	—	611
Depreciation and amortization	70	83	22	70	58	16	45	364	4	1	—	369
Operating income	233	116	10	51	65	37	61	573	(5)	(11)	—	557
Other income, net	12	11	8	3	—	2	1	37	1	4	—	42
Finance charges	78	31	11	37	27	18	18	220	—	35	—	255
Income tax expense	41	13	1	2	2	4	6	69	1	(22)	—	48
Net earnings	126	83	6	15	36	17	38	321	(5)	(20)	—	296
Non-controlling interests	23	—	—	—	—	—	4	27	—	—	—	27
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	103	83	6	15	36	17	34	294	(5)	(36)	—	253

Additions to property, plant and equipment and intangible assets	244	185	72	99	82	30	75	787	3	—	—	790

As at June 30, 2021
Goodwill	7,609	1,713	559	913	228	235	242	11,499	27	—	—	11,526
Total assets	20,307	11,218	3,899	7,722	5,157	2,474	4,216	54,993	723	358	(179)	55,895

9	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Year-to-date June 30, 2022
Revenue	928	1,186	656	1,090	336	237	843	5,276	46	—	—	5,322
Energy supply costs	—	482	263	535	—	61	536	1,877	3	—	—	1,880
Operating expenses	243	329	292	171	84	66	105	1,290	20	18	—	1,328
Depreciation and amortization	186	181	51	150	121	34	91	814	8	2	—	824
Operating income	499	194	50	234	131	76	111	1,295	15	(20)	—	1,290
Other income, net	19	6	30	9	1	3	3	71	—	6	—	77
Finance charges	163	61	26	71	54	37	37	449	—	75	—	524
Income tax expense	82	19	12	36	7	5	11	172	2	(54)	—	120
Net earnings	273	120	42	136	71	37	66	745	13	(35)	—	723
Non-controlling interests	50	—	—	—	—	—	7	57	—	—	—	57
Preference share dividends	—	—	—	—	—	—	—	—	—	32	—	32
Net earnings attributable to common equity shareholders	223	120	42	136	71	37	59	688	13	(67)	—	634

Additions to property, plant and equipment and intangible assets	607	321	129	264	230	60	178	1,789	11	—	—	1,800
As at June 30, 2022
Goodwill	7,900	1,779	581	913	228	235	248	11,884	27	—	—	11,911
Total assets	21,993	11,796	4,587	8,272	5,328	2,565	4,487	59,028	776	300	(150)	59,954

Year-to-date June 30, 2021
Revenue	844	1,078	492	903	320	228	766	4,631	38	—	—	4,669
Energy supply costs	—	404	140	362	—	61	473	1,440	2	—	—	1,442
Operating expenses	232	330	247	172	78	63	97	1,219	18	24	—	1,261
Depreciation and amortization	142	166	45	141	115	32	90	731	8	2	—	741
Operating income	470	178	60	228	127	72	106	1,241	10	(26)	—	1,225
Other income, net	21	27	17	5	1	3	1	75	1	16	—	92
Finance charges	157	59	23	73	53	36	36	437	—	70	—	507
Income tax expense	82	18	9	34	4	6	11	164	2	(48)	—	118
Net earnings	252	128	45	126	71	33	60	715	9	(32)	—	692
Non-controlling interests	46	—	—	—	—	—	6	52	—	—	—	52
Preference share dividends	—	—	—	—	—	—	—	—	—	32	—	32
Net earnings attributable to common equity shareholders	206	128	45	126	71	33	54	663	9	(64)	—	608

Additions to property, plant and equipment and intangible assets	546	337	133	192	186	58	138	1,590	4	—	—	1,594
As at June 30, 2021
Goodwill	7,609	1,713	559	913	228	235	242	11,499	27	—	—	11,526
Total assets	20,307	11,218	3,899	7,722	5,157	2,474	4,216	54,993	723	358	(179)	55,895

10	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2022	2021	2022	2021
Periods ended June 30
Balance, beginning of period	(53)	(64)	(53)	(64)
Credit loss expense	(5)	(1)	(10)	(8)
Write-offs, net of recoveries	6	3	11	8
Foreign exchange	(1)	—	(1)	2
Balance, end of period	(53)	(62)	(53)	(62)

See Note 12 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2021 Annual Financial Statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2022	2021
Regulatory assets
Deferred income taxes	1,847	1,806
Rate stabilization and related accounts	453	339
Deferred energy management costs	404	384
Employee future benefits	384	388
Deferred lease costs	130	127
Generation early retirement costs	94	48
Manufactured gas plant site remediation deferral	93	96
Deferred storm costs (1)	53	17
Derivatives	25	20
Other regulatory assets	353	364
Total regulatory assets	3,836	3,589
Less: Current portion	(559)	(492)
Long-term regulatory assets	3,277	3,097

Regulatory liabilities
Deferred income taxes	1,293	1,289
Future cost of removal	1,240	1,217
Derivatives	204	52
Employee future benefits	195	196
Rate stabilization and related accounts	189	116
Renewable energy surcharge	111	107
Energy efficiency liability	87	83
AESO charges deferral (2)	44	15
Other regulatory liabilities	169	147
Total regulatory liabilities	3,532	3,222
Less: Current portion	(484)	(357)
Long-term regulatory liabilities	3,048	2,865
(1)    Includes incremental costs incurred at Central Hudson associated with restoration activities due to significant storm events. Incremental costs incurred in excess of that collected in customer rates are recovered through Central Hudson's rate stabilization account.
(2)    Represents the difference in amounts collected and incurred for transmission-related items at FortisAlberta that are expected to be refunded in future customer rates.

11	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
7. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2022	2021
Long-term debt	25,300	24,177
Credit facility borrowings	1,155	1,305
Total long-term debt	26,455	25,482
Less: Deferred financing costs and debt discounts	(155)	(147)
Less: Current installments of long-term debt	(1,743)	(1,628)
	24,557	23,707

Long-Term Debt Issuances		Interest
Year-to-Date June 30, 2022	Month	Rate					Use of
($ millions, except as noted)	Issued	(%)		Maturity	Amount		Proceeds
ITC
Secured first mortgage bonds	January	2.93		2052	US	150	(1) (2) (3) (4)
Secured senior notes	May	3.05		2052	US	75	(1) (3) (4)
UNS Energy
Unsecured senior notes	February	3.25		2032	US	325	(4) (5)
Central Hudson
Unsecured senior notes	January	2.37		2027	US	50	(4) (5)
Unsecured senior notes	January	2.59		2029	US	60	(4) (5)
FortisBC Electric
Unsecured debentures	March	4.16		2052	100		(1)
Newfoundland Power
First mortgage sinking fund bonds	April	4.20		2052	75		(1) (4) (5)
FortisAlberta
Senior unsecured debentures	May	4.62		2052	125		(1)
Fortis
Unsecured senior notes	May	4.43	(6)	2029	500		(4) (7)
(1)    Repay credit facility borrowings
(2)    US$20 million to fund or refinance a portfolio of eligible green projects
(3)    Fund capital expenditures
(4)    General corporate purposes
(5)    Repay maturing long-term debt
(6)    The Corporation entered into cross-currency interest rate swaps to effectively convert the debt into US$391 million with an interest rate of 4.34% (Note 12)
(7)    Fund the June 2022 redemption of the Corporations $500 million, 2.85% senior unsecured notes due December 2023

In December 2020, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.0 billion. As at June 30, 2022, $1.0 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2022	2021
Total credit facilities	3,568	2,021	5,589	4,846
Credit facilities utilized:
Short-term borrowings (1)	(413)	—	(413)	(247)
Long-term debt (including current portion) (2)	(624)	(531)	(1,155)	(1,305)
Letters of credit outstanding	(67)	(72)	(139)	(115)
Credit facilities unutilized	2,464	1,418	3,882	3,179
(1)    The weighted average interest rate was 1.9% (December 31, 2021 - 0.6%).
(2)    The weighted average interest rate was 2.4% (December 31, 2021 - 0.9%). The current portion was $835 million (December 31, 2021 - $888 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.4 billion of the total credit facilities are committed with maturities ranging from 2023 through 2027.

See Note 14 in the 2021 Annual Financial Statements for a description of the credit facilities as at December 31, 2021.

12	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
7. LONG-TERM DEBT (cont'd)

In April 2022, Central Hudson increased its total credit facilities available from US$200 million to US$250 million.

In May 2022, the Corporation amended its unsecured $1.3 billion revolving term committed credit facility agreement to extend the maturity to July 2027, and to establish a sustainability-linked loan structure based on the Corporation’s achievement of targets for diversity on the Board of Directors and Scope 1 greenhouse gas emissions for 2022 through 2025. Maximum potential annual margin pricing adjustments are +/- 5 basis points and +/- 1 basis point for drawn and undrawn funds, respectively.

Also in May 2022, the Corporation entered into an unsecured US$500 million non-revolving term credit facility. The facility has an initial one-year term and is repayable at any time without penalty.

8. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2022	2021	2022	2021
Quarter ended June 30
Service costs	26	27	8	9
Interest costs	28	24	6	4
Expected return on plan assets	(48)	(43)	(5)	(4)
Amortization of actuarial losses (gains)	1	9	(3)	—
Amortization of past service credits/plan amendments	(1)	(1)	(1)	—
Regulatory adjustments	(3)	(1)	1	—
Net benefit cost	3	15	6	9

Year-to-date June 30
Service costs	52	55	17	18
Interest costs	56	49	11	9
Expected return on plan assets	(97)	(88)	(11)	(9)
Amortization of actuarial losses (gains)	2	18	(5)	(1)
Amortization of past service credits/plan amendments	(1)	(1)	(1)	—
Regulatory adjustments	(5)	(1)	2	1
Net benefit cost	7	32	13	18

Defined contribution pension plan expense for the three and six months ended June 30, 2022 was $12 million and $26 million, respectively (three and six months ended June 30, 2021 - $10 million and $23 million, respectively).

9. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2022	2021	2022	2021
Periods ended June 30
Non-service component of net periodic benefit cost	25	12	49	23
Equity component, allowance for funds used during construction	18	17	35	39
(Loss) gain on derivatives, net	(2)	4	2	13
(Loss) gain on retirement investments (1)	(9)	4	(17)	6
Other	3	5	8	11
	35	42	77	92
(1)    Includes investments that support supplemental retirement benefits at ITC, UNS Energy and Central Hudson.

13	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
10. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2022			2021
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended June 30
Basic EPS	284	477.8	0.59	253	470.2	0.54
Potential dilutive effect of stock options	—	0.5		—	0.4
Diluted EPS	284	478.3	0.59	253	470.6	0.54

Year-to-date June 30
Basic EPS	634	476.8	1.33	608	469.0	1.30
Potential dilutive effect of stock options	—	0.5		—	0.4
Diluted EPS	634	477.3	1.33	608	469.4	1.30

11. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2022	2021	2022	2021
Periods ended June 30
Change in working capital
Accounts receivable and other current assets	49	91	(46)	42
Prepaid expenses	17	26	22	23
Inventories	(114)	(25)	(45)	—
Regulatory assets - current portion	(31)	—	(43)	(69)
Accounts payable and other current liabilities	9	(41)	17	(11)
Regulatory liabilities - current portion	30	(11)	32	(32)
	(40)	40	(63)	(47)

Non-cash investing and financing activities
Accrued capital expenditures	380	327	380	327
Common share dividends reinvested	92	87	186	176
Contributions in aid of construction	12	13	12	13

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

14	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2022, unrealized losses of $25 million (December 31, 2021 - $20 million) were recognized as regulatory assets and unrealized gains of $204 million (December 31, 2021 - $52 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. For the three and six months ended June 30, 2022, unrealized gains of $19 million and $2 million, respectively were recognized in revenue (three and six months ended June 30, 2021 - unrealized losses of $8 million and $13 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $114 million and terms of one to three years expiring at varying dates through January 2025. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2022, unrealized losses of $2 million and $8 million, respectively were recognized in other income, net (three and six months ended June 30, 2021 - unrealized gains of $1 million and $3 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through August 2023 and have a combined notional amount of $275 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and six months ended June 30, 2022, unrealized losses recognized in other income, net were $2 million (three and six months ended June 30, 2021 - unrealized losses of $4 million and $2 million, respectively).

Interest Rate Swaps
ITC has entered into interest rate swaps with a total notional value of US$450 million to manage the interest rate risk associated with the refinancing of long-term debt due in November 2022. The swaps have 5-year terms, include mandatory early termination provisions, and will be terminated no later than the effective date of November 15, 2022. Fair value was measured using a discounted cash flow method based on LIBOR or SOFR rates, as applicable. Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of finance charges over the life of the debt. Unrealized gains of $13 million and $39 million, respectively were recorded for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $nil).

Cross-Currency Interest Rate Swaps
In May 2022, the Corporation entered into cross-currency interest rate swaps with a 7-year term to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt (Note 7). The Corporation designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR rates. Unrealized losses of $12 million were recorded in other comprehensive income for the three and six months ended June 30, 2022.

15	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Other Investments
UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. These investments are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. During the three and six months ended June 30, 2022 losses on these funds of $4 million and $9 million, respectively, were recognized in other income, net (three and six months ended June 30, 2021 - gains of $2 million and $2 million, respectively).

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2022
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	214	—	214
Energy contracts not subject to regulatory deferral (2)	—	28	—	28
Foreign exchange contracts, total return, and interest rate swaps (2)	—	54	—	54
Other investments (4)	271	—	—	271
	271	296	—	567
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	(1)	(35)	—	(36)
Energy contracts not subject to regulatory deferral (5)	—	(16)	—	(16)
Cross-currency interest rate swaps (5)	—	(12)	—	(12)
	(1)	(63)	—	(64)
As at December 31, 2021
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	78	—	78
Energy contracts not subject to regulatory deferral (2)	—	16	—	16
Foreign exchange contracts, total return, and interest rate swaps (2)	23	2	—	25
Other investments (4)	137	—	—	137
	160	96	—	256
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(46)	—	(46)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
	—	(49)	—	(49)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in cash and cash equivalents and other assets
(5)Included in accounts payable and other current liabilities or other liabilities

16	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Received/Posted	Net Amount
As at June 30, 2022
Derivative assets	242	29	62	151
Derivative liabilities	(52)	(29)	—	(23)

As at December 31, 2021
Derivative assets	94	25	7	62
Derivative liabilities	(49)	(25)	—	(24)

Volume of Derivative Activity
As at June 30, 2022, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	June 30,	December 31,
	2022	2021
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	446	509
Electricity power purchase contracts (GWh)	79	731
Gas swap contracts (PJ)	143	151
Gas supply contract premiums (PJ)	138	144
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	4,536	1,886
Gas swap contracts (PJ)	14	29
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by the Midcontinent Independent System Operator, Inc. by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $64 million as at June 30, 2022 (December 31, 2021 - $59 million).

17	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited (formerly Belize Electric Company Limited), and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at June 30, 2022, US$2.7 billion (December 31, 2021 - US$2.2 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.6 billion (December 31, 2021 - US$10.8 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2022, the carrying value of long-term debt, including current portion, was $26.5 billion (December 31, 2021 - $25.5 billion) compared to an estimated fair value of $24.9 billion (December 31, 2021 - $28.8 billion).

13. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2021 Annual Financial Statements except that in 2022, FortisBC Energy signed new long-term biomethane purchase agreements to acquire renewable natural gas. The 20-year agreements allow FortisBC Energy to purchase a maximum annual volume of 9.3 PJs of renewable natural gas and has increased gas purchase obligations from those disclosed as at December 31, 2021 as follows.

As at June 30, 2022 ($ millions)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Gas purchase obligations	2,725	6	34	74	126	151	2,334

Contingencies
In April 2013, FortisBC Holdings Inc. ("FHI") and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

18	FORTIS INC.	JUNE 30, 2022 QUARTER REPORT